UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: January 23, 2014

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

On January 21, 2014, Navios Maritime Holdings Inc. (the “Company”) issued a press release announcing the public offering of American Depositary Shares (the “Depositary Shares”), each representing 1/100th of one share of the Company’s 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G Preferred Stock”). A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K (this “Report”) and is incorporated herein by reference.

On January 21, 2014, the Company entered into an Underwriting Agreement with the underwriters identified therein in connection with its public offering of the Depositary Shares, each representing 1/100th of one share of Series G Preferred Stock. A copy of the executed Underwriting Agreement is filed as Exhibit 1.1 as part of this Report and is incorporated herein by reference. In addition, a copy of the opinion of Reeder & Simpson P.C. is filed as Exhibit 5.1 as part of this Report, and a copy of the tax opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. is filed as Exhibit 8.1 as part of this Report.

On January 21, 2014, the Company issued a press release announcing the pricing of 2,000,000 Depositary Shares, each representing 1/100th of one share of Series G Preferred Stock, at a price of $25.00 per Depositary Share, raising gross proceeds of $50.0 million. A copy of the press release is furnished as Exhibit 99.2 to this Report and is incorporated herein by reference.

This Report on Form 6-K is hereby incorporated by reference into the the Company’s Registration Statement on Form F-3 (File No. 333-189231), as filed with the Securities and Exchange Commission (the “Commission”) on September 11, 2013, and declared effective by the Commission on September 23, 2013, to the extent not superseded by documents or reports subsequently filed by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou

Chief Executive Officer

Date: January 23, 2014

EXHIBIT INDEX

Exhibit No.	Exhibit

1.1	Underwriting Agreement, dated January 21, 2014, among Navios Maritime Holdings Inc. and Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC, as managers for the several underwriters named therein.

5.1	Opinion of Reeder & Simpson P.C.

8.1	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

99.1	Press release, dated January 21, 2014: Navios Maritime Holdings Inc. Announces Public Offering of American Depositary Shares Representing Preferred Stock.

99.2	Press release, dated January 21, 2014: Navios Maritime Holdings Inc. Announces Pricing of American Depositary Shares Representing Preferred Stock.